Exhibit 99.1

XChange TEC.INC Announces Receipt of Positive Decision by Nasdaq Hearings Panel and Approval of Transfer of Listing to The Nasdaq Capital Market

SHANGHAI, China, July 11, 2024 (GLOBE NEWSWIRE) -- XChange TEC.INC (NASDAQ: XHG) (the “Company”), today announced that on July 3, 2024, the Company received a letter (the “Panel Decision Letter”) from The Nasdaq Stock Market LLC (“Nasdaq”) informing that the Nasdaq Hearings Panel (the “Panel”) has determined to grant the Company’s request to transfer its listing from The Nasdaq Global Market to The Nasdaq Capital Market, and further, to grant the Company an extension of time to remain listed on The Nasdaq Capital Market through August 31, 2024, subject to the condition that on or before August 14, 2024, the Company will demonstrate compliance with Nasdaq Listing Rule 5450(a)(1) by evidencing a closing bid price of $1.00 or more per share for a minimum of ten (10) consecutive trading sessions, and evidence compliance with all applicable criteria for continued listing on The Nasdaq Capital Market. On July 9, 2024, the Company received a letter from Nasdaq informing that Nasdaq has approved the Company’s application to transfer its listing to The Nasdaq Capital Market.

As previously announced by the Company via a press release on February 21, 2024, the Company received a letter on February 20, 2024 from Nasdaq, notifying that the Company no longer complied with the requirement of $50 million in total assets and total revenue for the most recently completed fiscal year or two of the last three most recently completed fiscal years, as set forth in Nasdaq Listing Rule 5450(b)(3)(A) (the “A&R Standard”) and did not comply with an alternative requirement of Nasdaq Listing Rule 5450(b). In accordance with Nasdaq Listing Rules, the Company had 45 calendar days, or until April 5, 2024 to submit a plan to regain compliance with the A&R Standard or an alternative requirement of Nasdaq Listing Rule 5450(b). In addition, as previously announced by the Company via a press release on April 9, 2024, the Company received another notice from Nasdaq dated April 3, 2024, stating that the Company was not in compliance with the requirement to maintain a minimum bid price of $1 per share as set forth under Nasdaq Listing Rule 5450(a)(1) for continued listing on The Nasdaq Global Market. However, Nasdaq Listing Rule 5810(c)(3)(A) also provides the Company a compliance period of 180 calendar days in which to regain compliance. If at any time during the 180-day period, or until September 30, 2024, the closing bid price of the Company's American Depositary Shares (“ADSs”) is at least $1 per ADS for a minimum of ten consecutive business days, Nasdaq will provide a written confirmation of compliance and this matter will be closed.

On April 5, 2024, the Company submitted to Nasdaq a compliance plan (the “Compliance Plan”). On April 25, 2024, Nasdaq notified the Company that it determined to deny the Company’s request for continued listing on The Nasdaq Global Market, and further determined that the Company did not provide a definitive plan evidencing its ability to achieve near term compliance with the continued listing requirements or sustain such compliance over an extended period of time (the “Determination”). On May 1, 2024, the Company submitted to Nasdaq a request of appeal of the Determination to the Panel pursuant to the procedures set forth in the Nasdaq Listing Rule 5800 Series, and on June 13, 2024, the Company presented its appeal before the Panel in which the Company requested a transfer of the Company’s listing to The Nasdaq Capital Market. The Panel Decision Letter was issued in response to the Company’s appeal and request to transfer its listing to The Nasdaq Capital Market.

There can be no assurance that the Company will be able to satisfy the condition as set forth in the Panel Decision Letter.

About XChange TEC.INC

XChange TEC.INC, through its subsidiaries and consolidated variable interest entities, operates insurance agency and insurance technology business. The insurance agency is PRC-licensed and operates nationwide in the PRC with a wide range of insurance products underwritten by major insurance companies, including industry leading and/or state-owned property and casualty insurance companies as well as certain regional property and casualty insurance companies in China. The insurance technology business is focused on operating and developing insurance technology in the PRC, including developing SaaS platform to connect consumers and underwriting support.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. These statements include, among others, statements regarding the Company's plans to regain compliance with Nasdaq Rules for continued listing. The Company's actual results may differ materially from those expressed in any forward-looking statements as a result of various factors and uncertainties. The reports filed by the Company with the Securities and Exchange Commission discuss these and other important factors and risks that may affect the Company's business, results of operations and financial conditions. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.